September 28, 2009

By U.S. Mail and Facsimile to: (540) 745-4133

J. Alan Dickerson
Vice President, Cashier & Chief Financial Officer
Cardinal Bankshares Corporation
101 Jacksonville Circle
Floyd, VA 24091

      Re: Cardinal Bankshares Corporation
              Form 10-K for Fiscal Period Ended December 31, 2008
              Filed March 19, 2009
              File No. 000-28780

Dear Mr. Dickerson:

We have reviewed your filing and have the following comment. We think you should amend your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Annual Report on Internal Control Over Financial Reporting, page 4

1.   Please amend your report to include all of the information required by Item 308(T)(a) of Regulation S-K. Your current report appears to lack several key elements of the required disclosures. Please provide us a draft of your intended revision prior to filing your amendment.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3851 if you have questions relating to these comments, or me at (202) 551-3492.

Sincerely,

Paul Cline
Senior Accountant